UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
--------------------------------------------------------------------------------

                                 SCHEDULE 13D/A
                                (Amendment No. 6)

                    Under the Securities Exchange Act of 1934



                                NTL Incorporated
                          --------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                            629407107 (Common Stock)
                  -------------------------------------------
                                 (CUSIP Number)

      France Telecom S.A.                 Compagnie Generale des Communications
    Jean-Louis Vinciguerra                            (COGECOM) S.A.
Senior Executive Vice President                       Pierre Hilaire
       6 place d'Alleray                    Chairman of the Board of Directors
     75505 Paris Cedex 15                           6 place d'Alleray
            France                                 75505 Paris Cedex 15
      (33-1) 44-44-01-59                                  France
                                                    (33-1) 44-44-18-62

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                    Copy to:
                               Alfred J. Ross, Jr.
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                            Telephone: (212) 848-4000

                                  June 5, 2001
--------------------------------------------------------------------------------

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 629407107
--------------------------------------------------------------------------------
1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         France Telecom S.A.
         IRS Identification Number: N/A
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group

                                                     (a)   [   ]
                                                     (b)   [   ]
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       Source of Funds (See Instructions)

         WC
--------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings is Required Pursuant to Item
         2(d) or 2(e)      [ ]
--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

         France
--------------------------------------------------------------------------------
7.       Number of Shares
         Beneficially Owned By Each Reporting Person With Sole Voting Power

         0
--------------------------------------------------------------------------------
8.       Number of Shares
         Beneficially Owned By Each Reporting Person With Shared Voting Power

         88,913,916 shares of Common Stock
--------------------------------------------------------------------------------
9.       Number of Shares
         Beneficially Owned By Each Reporting Person With Sole Dispositive Power

         0
--------------------------------------------------------------------------------
10.      Number of Shares
         Beneficially Owned By Each Reporting Person With Shared Dispositive
         Power

         88,913,916 shares of Common Stock
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         88,913,916 shares of Common Stock
--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)
--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)

         28.28% of the Common Stock (based on the aggregate number of all outstanding shares as reported in the Form 10-Q/A filed by the Issuer on May 22, 2001 and assuming conversion of the Series A Preferred Stock, the Series B Preferred Stock, the Series C Preferred Stock, the Series D Preferred Stock, the Series E Preferred Stock, the Series F Cumulative Participating Convertible Preferred Stock, the Series G Cumulative Participating Convertible Preferred Stock, the Series H Cumulative Participating Convertible Preferred Stock, the Series I Cumulative Participating Convertible Preferred Stock, the Series B-1 Cumulative Participating Convertible Preferred Stock, the Series B-2 Cumulative Participating Convertible Preferred Stock, the Series B-3 Cumulative Participating Convertible Preferred Stock, the Series B-4 Cumulative Participating Convertible Preferred Stock and the 5 3/4% Convertible Notes into Common Stock);

         18.35% of the Common Stock if the above convertible securities are not converted.
--------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)

         CO
--------------------------------------------------------------------------------

CUSIP No. 629407107
--------------------------------------------------------------------------------
1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Compagnie Generale des Communications (COGECOM) S.A.
         IRS Identification Number: N/A
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group

                                                     (a)   [   ]
                                                     (b)   [   ]
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       Source of Funds (See Instructions)

         WC
--------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings is Required Pursuant to Item
         2(d) or 2(e)      [ ]
--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

         France
--------------------------------------------------------------------------------
7.       Number of Shares
         Beneficially Owned By Each Reporting Person With Sole Voting Power

         0
--------------------------------------------------------------------------------
8.       Number of Shares
         Beneficially Owned By Each Reporting Person With Shared Voting Power

         88,913,916 shares of Common Stock
--------------------------------------------------------------------------------
9.       Number of Shares
         Beneficially Owned By Each Reporting Person With Sole Dispositive Power

         0
--------------------------------------------------------------------------------
10.      Number of Shares
         Beneficially Owned By Each Reporting Person With Shared Dispositive
         Power

         88,913,916 shares of Common Stock
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         88,913,916 shares of Common Stock
--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)
--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)

         28.28% of the Common Stock (based on the aggregate number of all outstanding shares as reported in the Form 10-Q/A filed by the Issuer on May 22, 2001 and assuming conversion of the Series A Preferred Stock, the Series B Preferred Stock, the Series C Preferred Stock, the Series D Preferred Stock, the Series E Preferred Stock, the Series F Cumulative Participating Convertible Preferred Stock, the Series G Cumulative Participating Convertible Preferred Stock, the Series H Cumulative Participating Convertible Preferred Stock, the Series I Cumulative Participating Convertible Preferred Stock, the Series B-1 Cumulative Participating Convertible Preferred Stock, the Series B-2 Cumulative Participating Convertible Preferred Stock, the Series B-3 Cumulative Participating Convertible Preferred Stock, the Series B-4 Cumulative Participating Convertible Preferred Stock and the 5 3/4% Convertible Notes into Common Stock);

         18.35% of the Common Stock if the above convertible securities are not converted.
--------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)

         CO
--------------------------------------------------------------------------------

                  This Amendment No. 6 (the "Amendment") amends and supplements the Schedule 13D filed on August 25, 1999, as previously amended and supplemented by Amendment No. 1, filed on October 26, 1999, Amendment No. 2, filed on January 31, 2000, Amendment No. 3, filed on February 22, 2000, Amendment No. 4, filed on April 7, 2000 and Amendment No. 5, filed on July 11, 2000 (as amended and supplemented, the "Schedule 13D") of France Telecom, a societe anonyme organized under the laws of France ("FT") and Compagnie Generale des Communications (COGECOM), a societe anonyme organized under the laws of France and a wholly owned subsidiary of FT ("COGECOM"), with respect to the common stock, par value $0.01 per share (the "Common Stock"), of NTL Incorporated, a Delaware corporation with its principal executive offices at 110 East 59th Street, New York, NY 10022 (the "Issuer"). All capitalized terms used in this Amendment that are not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

                  FT and COGECOM are filing this Amendment to reflect the Letter Agreement between FT and the Issuer, dated June 5, 2001 (the "Letter Agreement"), pursuant to which FT and the Issuer have agreed to amend, subject to the terms and conditions set forth in the Letter Agreement, certain terms of the Certificate of Designation of the Series A 5% Cumulative Preferred Stock of the Issuer, dated March 27, 2000.

Item 1.           Security and Issuer

                  Item 1 is hereby amended and supplemented by adding the following paragraphs:

                  On June 30, 2000, the Issuer issued to COGECOM 9,191.17 shares of Series F Cumulative Participating Convertible Preferred Stock (the "Series F Preferred Stock") as a dividend with respect to the Series A Preferred Stock and all dividend shares previously issued in respect of the Series A Preferred Stock beneficially owned by FT and COGECOM. Each share of the Series F Preferred Stock is convertible into 11.962982 shares of Common Stock, at any time at the option of the holder thereof.

                  On June 30, 2000, the Issuer issued to COGECOM 8,180.56 shares of Series B-1 Cumulative Participating Convertible Preferred Stock (the "Series B-1 Preferred Stock") as a dividend with respect to the Series B Preferred Stock and all dividend shares previously issued in respect of the Series B Preferred Stock beneficially owned by FT and COGECOM. Each share of the Series B-1 Preferred Stock is convertible into 12.446418 shares of Common Stock, at any time at the option of the holder thereof.

                  On October 2, 2000, the Issuer issued to COGECOM 9,300.31 shares of Series G Cumulative Participating Convertible Preferred Stock (the "Series G Preferred Stock") as a dividend with respect to the Series A Preferred Stock and all dividend shares previously issued in respect of the Series A Preferred Stock beneficially owned by FT and COGECOM. Each share of the Series G Preferred Stock is convertible into 11.815289 shares of Common Stock, at any time at the option of the holder thereof.

                  On October 2, 2000, the Issuer issued to COGECOM 23,847.14 shares of Series B-2 Cumulative Participating Convertible Preferred Stock (the "Series B-2 Preferred Stock") as a dividend with respect to the Series B Preferred Stock and all dividend shares previously issued in respect of the Series B Preferred Stock beneficially owned by FT and COGECOM. Each share of the Series B-2 Preferred Stock is convertible into 12.292744 shares of Common Stock, at any time at the option of the holder thereof.

                  On January 2, 2001, the Issuer issued to COGECOM 9,410.75 shares of Series H Cumulative Participating Convertible Preferred Stock (the "Series H Preferred Stock") as a dividend with respect to the Series A Preferred Stock and all dividend shares previously issued in respect of the Series A Preferred Stock beneficially owned by FT and COGECOM. Each share of the Series H Preferred Stock is convertible into 11.669415 shares of Common Stock, at any time at the option of the holder thereof.

                  On January 2, 2001, the Issuer issued to COGECOM 24,130.33 shares of Series B-3 Cumulative Participating Convertible Preferred Stock (the "Series B-3 Preferred Stock") as a dividend with respect to the Series B Preferred Stock and all dividend shares previously issued in respect of the Series B Preferred Stock beneficially owned by FT and COGECOM. Each share of the Series B-3 Preferred Stock is convertible into 12.140991 shares of Common Stock, at any time at the option of the holder thereof.

                  On April 2, 2001, the Issuer issued to COGECOM 9,522.51 shares of Series I Cumulative Participating Convertible Preferred Stock (the "Series I Preferred Stock") as a dividend with respect to the Series A Preferred Stock and all dividend shares previously issued in respect of the Series A Preferred Stock beneficially owned by FT and COGECOM. Each share of the Series I Preferred Stock is convertible into 11.524721 shares of Common Stock, at any time at the option of the holder thereof.

                  On April 2, 2001, the Issuer issued to COGECOM 24,416.88 shares of Series B-4 Cumulative Participating Convertible Preferred Stock (the "Series B-4 Preferred Stock") as a dividend with respect to the Series B Preferred Stock and all dividend shares previously issued in respect of the Series B Preferred Stock beneficially owned by FT and COGECOM. Each share of the Series B-4 Preferred Stock is convertible into 11.990408 shares of Common Stock, at any time at the option of the holder thereof.

                  On May 18, 2001, the Issuer issued to FT 47,218 shares of Variable Coupon Redeemable Preferred Stock, Series A (the "Variable Preferred Series A"), and 12,194 shares of 6.5% Fixed Coupon Redeemable Preferred Stock, Series A (the "6.5% Fixed Coupon Series A") in consideration for the sale and transfer by FT to the Issuer of a 27% interest in Suez-Lyonnaise Telecom.

                  Copies of the Certificates of Designation for the above securities are attached hereto as Exhibits 10.13 through 10.22 and incorporated in their entirety by reference herein.

Item 2.           Identity and Background

                  Item 2 is hereby amended and restated by attaching the amended and restated Schedule I and Schedule II hereto and such schedules are incorporated in their entirety by reference herein.

Item 3.           Source and Amount of Funds or Other Consideration

                  No change.

Item 4.           Purpose of Transaction

                  Item 4 is hereby amended to add at the end thereof the following paragraphs:

                  On June 5, 2001, FT and the Issuer entered into a Letter Agreement pursuant to which FT and the Issuer have agreed, subject to the terms and conditions set forth in the Letter Agreement, to amend certain terms of the Certificate of Designation of the Series A 5% Cumulative Preferred Stock, dated March 27, 2000. A copy of the Letter Agreement is attached hereto as Exhibit
10.12 and incorporated in its entirety by reference herein.

                  The paragraphs in Item 1 above are incorporated in their entirety by reference herein.

Item 5.           Interest in Securities of the Issuer

                  Item 5 is hereby amended and restated as follows:

                  (a) FT and COGECOM are the joint beneficial owners of 88,913,916 shares of Common Stock (assuming conversion of the Series A Preferred Stock, the Series B Preferred Stock, the Series C Preferred Stock, the Series D Preferred Stock, the Series E Preferred Stock, the Series F Preferred Stock, the Series G Preferred Stock, the Series H Preferred Stock, the Series I Preferred Stock, the Series B-1 Preferred Stock, the Series B-2 Preferred Stock, the Series B-3 Preferred Stock, the Series B-4 Preferred Stock and the 5 3/4% Convertible Notes), which would represent approximately 28.28% of the Common Stock outstanding if all such conversions were effected. This percentage is calculated on the basis of 314,425,709 shares of Common Stock, the sum of (i) 276,192,545 shares of Common Stock outstanding as reported by the Issuer in its Form 10-Q/A filed with the Commission on May 22, 2001, and (ii) 38,233,164 shares of Common Stock, the number of shares issuable to FT and COGECOM upon conversion of the Series A Preferred Stock, the Series B Preferred Stock, the Series C Preferred Stock, the Series D Preferred Stock, the Series E Preferred Stock, the Series F Preferred Stock, the Series G Preferred Stock, the Series H Preferred Stock, the Series I Preferred Stock, the Series B-1 Preferred Stock, the Series B-2 Preferred Stock, the Series B-3 Preferred Stock, the Series B-4 Preferred Stock and the 5 3/4% Convertible Notes.

                  (b) FT and COGECOM share the power to vote and the power to dispose of all such 88,913,916 shares of Common Stock.

                  (c) The paragraphs in Item 1 above are incorporated in their entirety by reference herein.

                  Except as described in the Schedule 13D, neither FT nor COGECOM, nor, to the best of their knowledge, any of the persons listed in Schedules I and II to the Schedule 13D (as amended), effected any transactions in Common Stock, Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Series E Preferred Stock, Series F Preferred Stock, Series G Preferred Stock, Series H Preferred Stock, Series I Preferred Stock, Series B-1 Preferred Stock, Series B-2 Preferred Stock, Series B-3 Preferred Stock, Series B-4 Preferred Stock or 5 3/4% Convertible Notes during the past sixty (60) days.

                  (d) No one other than FT or COGECOM is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of Common Stock, Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Series E Preferred Stock, Series F Preferred Stock, Series G Preferred Stock, Series H Preferred Stock, Series I Preferred Stock, Series B-1 Preferred Stock, Series B-2 Preferred Stock, Series B-3 Preferred Stock, Series B-4 Preferred Stock or 5 3/4% Convertible Notes beneficially owned by FT and COGECOM.

                  (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                  Item 6 is hereby amended by incorporating by reference in its entirety herein the paragraphs set forth in Item 4 above.

Item 7.           Material to be Filed as Exhibits

                  Item 7 is hereby amended to include the following exhibits, attached hereto:

Exhibit 10.12 Letter Agreement, dated June 5, 2001, between FT and the Issuer, relating to the amendment of the Certificate of Designation of the US$1.85bn 5% Cumulative Preferred Stock, Series A of NTL Incorporated, dated March 27, 2000.

Exhibit 10.13 Certificate of Designation of the Voting Powers, Designation, Preferences and Relative, Participating, Optional or other Special Rights and Qualifications, Limitations and Restrictions of the 5% Cumulative Participating Convertible Preferred Stock, Series F of NTL Incorporated.

Exhibit 10.14 Certificate of Designation of the Voting Powers, Designation, Preferences and Relative, Participating, Optional or other Special Rights and Qualifications, Limitations and Restrictions of the 5% Cumulative Participating Convertible Preferred Stock, Series B-1 of NTL Incorporated.

Exhibit 10.15 Certificate of Designation of the Voting Powers, Designation, Preferences and Relative, Participating, Optional or other Special Rights and Qualifications, Limitations and Restrictions of the 5% Cumulative Participating Convertible Preferred Stock, Series G of NTL Incorporated.

Exhibit 10.16 Certificate of Designation of the Voting Powers, Designation, Preferences and Relative, Participating, Optional or other Special Rights and Qualifications, Limitations and Restrictions of the 5% Cumulative Participating Convertible Preferred Stock, Series B-2 of NTL Incorporated.

Exhibit 10.17 Certificate of Designation of the Voting Powers, Designation, Preferences and Relative, Participating, Optional or other Special Rights and Qualifications, Limitations and Restrictions of the 5% Cumulative Participating Convertible Preferred Stock, Series H of NTL Incorporated.

Exhibit 10.18 Certificate of Designation of the Voting Powers, Designation, Preferences and Relative, Participating, Optional or other Special Rights and Qualifications, Limitations and Restrictions of the 5% Cumulative Participating Convertible Preferred Stock, Series B-3 of NTL Incorporated.

Exhibit 10.19 Certificate of Designation of the Voting Powers, Designation, Preferences and Relative, Participating, Optional or other Special Rights and Qualifications, Limitations and Restrictions of the 5% Cumulative Participating Convertible Preferred Stock, Series I of NTL Incorporated.

Exhibit 10.20 Certificate of Designation of the Voting Powers, Designation, Preferences and Relative, Participating, Optional or other Special Rights and Qualifications, Limitations and Restrictions of the 5% Cumulative Participating Convertible Preferred Stock, Series B-4 of NTL Incorporated.

Exhibit 10.21 Certificate of Designation of the Voting Powers, Designation, Preferences and Relative, Participating, Optional or other Special Rights and Qualifications,

                  Limitations or Restrictions of the 6.5% Fixed Coupon Redeemable Preferred Stock, Series A of NTL Incorporated.

Exhibit 10.22 Certificate of Designation of the Voting Powers, Designation, Preferences and Relative, Participating, Optional or other Special Rights and Qualifications, Limitations or Restrictions of the Variable Coupon Redeemable Preferred Stock, Series A of NTL Incorporated.

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 11, 2001

                                  France Telecom S.A.

                                  By: /s/ Jean-Louis Vinciguerra
                                     -------------------------------------------
                                     Name:  Jean-Louis Vinciguerra
                                     Title:  Senior Executive Vice President

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 11, 2001

                                  Compagnie Generale des
                                  Communications (COGECOM)
                                  S.A.

                                  By: /s/ Pierre Hilaire
                                     -------------------------------------------
                                     Name:  Pierre Hilaire
                                     Title:  Chairman of the Board of Directors

                                                                      Schedule I

               Directors and Executive Officers of France Telecom

Board of Directors
------------------


Michelle Autret
Director
France Telecom
6, place d'Alleray
75505 Paris Cedex 15
France

Alain Baron
Director
France Telecom
6, place d'Alleray
75505 Paris Cedex 15
France

Jean Yves Bassuel
Director
France Telecom
6, place d'Alleray
75505 Paris Cedex 15
France

Jean-Paul Bechat
Director
France Telecom
6, place d'Alleray
75505 Paris Cedex 15
France

Monique Biot
Director
Rue Saint Michel, BP 457
59322 Valenciennes Cedex
France

Michel Bon
Chairman of the Board and Chief
Executive Officer
France Telecom
6, place d'Alleray
75505 Paris Cedex 15
France

Michel Bonneau
Director
France Telecom
6, place d'Alleray
75505 Paris Cedex 15
France

Jacques De Larosiere de Champfeu
Director
France Telecom
6, place d'Alleray
75505 Paris Cedex 15
France

Alain Costes
Director
France Telecom
6, place d'Alleray
75505 Paris Cedex 15
France

Pierre-Francois Couture
Director
France Telecom
6, place d'Alleray
75505 Paris Cedex 15
France

Yannick D'Escatha
Director
31-33 Rue de la Federation,
75752 Paris Cedex 15
France

Jean Claude Desrayaud
Director
France Telecom
6, place d'Alleray
75505 Paris Cedex 15
France

Roger Fauroux
Director
France Telecom
6, place d'Alleray
75505 Paris Cedex 15
France

Pierre Gardonneix
Director
France Telecom
6, place d'Alleray
75505 Paris Cedex 15
France

Jean-Michel Gaveau
Director
France Telecom
6, place d'Alleray
75505 Paris Cedex 15
France

Francois Grapotte
Director
France Telecom
6, place d'Alleray
75505 Paris Cedex 15
France

Nicolas Jachiet
Director
France Telecom
6, place d'Alleray
75505 Paris Cedex 15
France

George Likierman
Director
France Telecom
6, place d'Alleray
75505 Paris Cedex 15
France

Sophie Mahieux
Director
France Telecom
6, place d'Alleray
75505 Paris Cedex 15
France

Jacques Rigaud
Director
France Telecom
6, place d'Alleray
75505 Paris Cedex 15
France

Jean Simonin
Director
41, Rue Soupetard BP 5856,
31506 Toulouse Cedex 5
France

Executive Officers
------------------

Michel Bertinetto
Head of Development for Central Europe
6, place d'Alleray
75505 Paris Cedex 15
France

Michel Bon
Chairman of the Board and Chief
Executive Officer
France Telecom
6, place d'Alleray
75505 Paris Cedex 15
France

Bernard Bresson
Head of Human Resources
6, place d'Alleray
75505 Paris Cedex 15
France

Andre Cathelineau
Head of Distribution Division
6, place d'Alleray
75505 Paris Cedex 15
France

Jacques Champeaux
Head of Services to Companies
6, place d'Alleray
75505 Paris Cedex 15
France

Jean-Jacques Damlamian
Head of Development
6, place d'Alleray
75505 Paris Cedex 15
France

Nicolas Dufourcq
Head of Internet Division
103, Rue de Grenelle
75077
France

Marc Fossier
Head of Fixed Services Division
6, place d'Alleray
75505 Paris Cedex 15
France

Jean-Yves Gouiffes
Head of Network Division
6, place d'Alleray
75505 Paris Cedex 15
France

Marie-Claude Peyrache
Head of Communications
6, place d'Alleray
75505 Paris Cedex15
France

Jean-Francois Pontal
Head of Mobile Division
Orange CEO
50 George Street W1H 5RF
London, England

Jean-Louis Vinciguerra
Head of Finance, Tax, Mergers
Acquisitions and Legal Division
6, place d'Alleray
75505 Paris Cedex 15
France

                                                                     Schedule II



         Directors* of COGECOM - Compagnie Generale des Communications

Jacques Champeaux
Director
France Telecom
6, place d'Alleray
75505 Paris Cedex 15
France

Jean-Jacques Damlamian
Director
France Telecom
6, place d'Alleray
75505 Paris Cedex 15
France

Jean-Yves Gouiffes
Director
France Telecom
6, place d'Alleray
75505 Paris Cedex 15
France

Pierre Hilaire
Chairman of the Board of Directors
France Telecom
6, place d'Alleray
75505 Paris Cedex 15
France

Jean-Francois Pontal
Director
France Telecom
50 George Street
W1H 5RF London
England

Jean-Louis Vinciguerra
Director
France Telecom
6, place d'Alleray
75505 Paris Cedex 15
France




--------
* Compagnie Generale des Communications (COGECOM) S.A. has no executive or other officers.


                                      II-i